RWE

RECEIVED

2004 SEP 22 P 2:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4018
September 17, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -

04036999

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed one information required by Rule 12g3-2(b).

Please find attached the English translation of one ad hoc information we published today.

If you have any questions or comments please call the undersigned

at +49 201 12 15152 (Riedel)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

RWE Aktiengesellschaft

ppa. (Riedel) i.V. (Dr. Hüffer)

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

9/23

Encls.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

13:55 17Sep2004 RCE-DGAP-Ad hoc: RWE AG <RWEG.DE> english

DGAP-Ad hoc: RWE AG <RWEG.DE> english

RWE Initiates Disposal of Waste Management Activities

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

RWE Initiates Disposal of Waste Management Activities

RWE AG in Essen has initiated the withdrawal from its waste management business announced last February. In the first step in this process, RETHMANN AG & Co. KG will acquire RWE Umwelt and 70 percent of RWE Umwelt's total business volume. Selected areas of RWE Umwelt, which constitute 30 percent of the total revenues of the waste-management business, will remain with RWE AG for the time being due to anti-trust restrictions. These activities are expected to be divested in the coming three years.

RWE will sign a purchase agreement with RETHMANN shortly. The transaction will then be contingent upon approval by the German Federal Cartel Office.

The transaction is based on an enterprise value for the entire RWE Umwelt Group of about Euro 0.8 billion as of January 1, 2005. On the basis of the forecast EBITDA for fiscal year 2004, this would result in a multiple of over 4. About two thirds of the enterprise value is attributable to the portion to be acquired by RETHMANN. Including RWE Umwelt's international businesses already divested in 2003 and 2004, the pro-forma enterprise value for the entire waste-management division amounts to about Euro 1 billion.

The sale of RWE's entire waste-management activities will reduce the Group's net debt by some Euro 0.4 billion. About Euro 0.2 billion will be saved upon closing of the transaction, which is expected to take place at the latest in the first quarter of 2005.

Earnings forecast for 2004 remains unchanged for the RWE Group.

end of ad-hoc-announcement (c)DGAP 17.09.2004

WKN: 703712; ISIN: DE0007037129; Index: DAX, EURO STOXX 50
Listed: Amtlicher Markt in Düsseldorf und Frankfurt (Prime Standard);
Freiverkehr in Berlin-Bremen, Hamburg, Hannover, München und Stuttgart; EUREX;
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Friday, 17 September 2004 13:55:46
RCE [nRCEW29493] {EN}
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